R&D OVERVIEW Michael Benjamin 24 September 2014 Exhibit 99.4

DISCLAIMER

This Management Presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•
statements about the company’s future performance;
•
projections of the company’s results of operations or financial condition;
•
statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
•
expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
•
expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects;
•
expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
•
expectations concerning dividend payments and share buy-backs;
•
statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
•
statements regarding tax liabilities and related audits, reviews and proceedings;
• statements regarding the possible consequences and/or potential outcome of the legal proceedings brought against two of the company’s subsidiaries by the New Zealand
Ministry of Education and the potential product liabilities, if any, associated with such proceedings;
• expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
•
expectations concerning indemnification obligations;
•
expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
• statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
• statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,”
“objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and
Exchange Commission on 26 June 2014, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to
Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

BACKGROUND

Michael Benjamin, Director, R&D
11+ years in James Hardie USA
4 years in R&D Chicago
•
ColorPlus R&D Manager
•
Non-FC R&D Manager
•
Product Development
•
Technology Implementation
6 years in R&D Fontana
•
US R&D Director
•
Role includes R&D, Engineering
and Claims Management
1+ year in R&D Fontana

• R&D Strategy • R&D Overview – Dynamic Capability – FC Centric Focus – JH Business Impact • Key Takeaways / Summary • Questions PRESENTATION AGENDA 5

Enable James Hardie Product Leadership Strategy
TECHNOLOGY STRATEGY

• Provide a continuous pipeline of innovative new products and technologies with sustainable advantages to achieve our
category and market share goals
• Our role is to act as the technology pipeline for the organization

R&D OVERVIEW JH Business Impact 7 Focus Results Capability JH R&D’s Key Strengths Dynamic Capability Evolves further – technology advantage FC Centric Focus People Execution

DYNAMIC CAPABILITY R&D Overview JH Business Impact Focus Capability

Fontana, CA Naperville, IL Sydney, NSW R&D LOCATIONS 9 Three research centers – US and Australia • Fontana, CA • Naperville, IL • Sydney, NSW

Diverse workforce of 130+ technologists
• Scientists Chemistry, Materials, Inorganic, Composite, Wood
& Fibers and Building Science
• Engineers Chemical, Mechanical, Electrical, Civil and
Environmental
R&D RESOURCES
~60% have PhD or Master’s Degree
~70% with greater than 6 years service

Bachelor's
32%
Master's
30%
PhD's
28%
Others
10%
0-5 Yrs
27%
6-10 Yrs
37%
11-15 Yrs
25%
16+ Yrs
11%

RESEARCH CAPABILITIES Thermal Properties Compositional Analysis Mechanical Properties Microscopy 11

Accelerated Testing –
Environmental Chamber

Accelerated Testing –
Climate Chamber

Real Exposure -- Houses

Controlled Long Term
Exposure - Test Hut

JamesHardie

RESEARCH CAPABILITIES Longer-Term, Real-Life Exposure 12

MOISTURE EFFUSION
SILICA FUME
AMORPHOUS CALCIUM
ALUMINIDE TURBINE

GYPSUM BOARD
WALL PANEL
DRY WALL
STEEL STUD
OSB
FLOOR PANEL
BUILDING WALL
ROOF PANEL
FACADE PANEL

MOISTURE EFFUSION
SILICA FUME
AMORPHOUS CALCIUM
ALUMINIDE TURBINE

GYPSUM BOARD
WALL PANEL
FLOOR PANEL
DRY WALL
STEEL STUD
OSB
BUILDING WALL
ROOF PANEL
BUILDING FACADE
FACADE PANEL

JamesHardie

Innovation tools
• 3D printing prototypes (Faster concepts)
• Pilot processes (Concept investment)
Intellectual property
• Idea generation process
• Focused approach on opportunities
INNOVATION CAPABILITY

IP Tools (IP Space Availability)
Crowded
IP Space
IP Space
Available
All FC siding
Coatings
Durability
NT3
Tech
Hatscheck
0%
LDA
0%
Non FC
0%
Tools &
0%
New Platforms
New Tech
FY15 IP Concepts YTD
Accessories

Chicago R&D is operational from Q4
FY13, focusing mainly on non–FC
development
• Product Development
• Non-FC materials characterization
• Product and system testing
• Pilot lines
Currently capable to develop and
implement non-FC technology initiatives
aligned with business needs
NON–FC CAPABILITY

US R&D Yearly Spend, $MM
FY12
FY13
FY14

JamesHardie

R&D yearly spend is divided between research
and development projects
Research
–
Core understanding of technologies and science behind them
Development
–
Focus around implementing new technology and new products
R&D SPEND

FC CENTRIC FOCUS R&D Overview JH Business Impact Focus Capability

Enable effective development and implementation of key initiatives
Ensure continuous pipeline of new concepts and ideas
JH INNOVATION PROCESS

Decision to
Develop
Decision to
Implement
Transfer to
BAU
Feasibility Development Implementation
Post
Implementation
What Problem is this
Solving?
Feedback
Loop
Business
Need
Business
Strategy

FC STRATEGIC PRIORITIES

Product
Performance
New Product
Development
Platform
Development
Technical Support
• Substrate Development
• Coatings Development
• Raw Materials Formulation
• Test Method Development
• Trim/Shapes
• ColorPlus® Development
• Reveal®
• Top of the Market Products
• Foam-back Plank
• Product Form
• Product Aesthetics
• Advanced Finishing
• Concealed Fastening
• Best Practices/Install
• Raw Material Sourcing
• Manufacturing Process Optimization
• Yield Improvements
ENABLERS

Multi-faceted approach to product performance
PRODUCT PERFORMANCE APPROACH

Product Performance
• Material
Composition
• Product
Formation
• Raw Material
Selection
• Raw Material
Interaction
• Primers
• Top Coat
Formulation
Substrate
Coatings

Raw material research is an important aspect of product
performance and technical support strategies
Enhance product performance
• Raw material selection
• Formulations
Technical support
• Secure supply – pulp, cement, silica et al.,
- Raw material sourcing / New formulations
• Ensure quality
- Consistent supply / Universal specifications
• Improve utilization
RAW MATERIAL FOCUS

James Hardie uses low density functional additives for:
• Lighter / Thicker products
• Ease of use
• Performance
Our strategy is to reduce dependency on commercial additives to in-house technology substitutes
LOW DENSITY ADDITIVES

Interiors
Exteriors
HZ10®
Siding
Exteriors
HZ5®
Siding
Low
Density
(LD)
LD
Options
LD
Additive
A
LD
Additive
D
LD
Additive
C
LD
Additive
B

Invest in new manufacturing platforms to enable step-
change products in current or new category
PLATFORM DEVELOPMENT FOCUS

Platform A
(Current)
Plank
/ Panel
Flat sheets
Higher
throughput
Platform B
(Current)
Thicker
products
Functional
Platform C
(New)
Aesthetics
Product
Form
High-end
products
Platform D
(New)
Shapes
Extreme
applications
Functional

Balanced mix of step change products and product line
extensions to drive JH category and market share growth
PRODUCT DEVELOPMENT FOCUS

Form
Aesthetics
Texture
Shape
Weight
Color
Function
Water
management
Durability
Energy
efficiency
Concealed
fastening
Nail line
Ease of
install
Features

Evaluate and develop non–FC technologies for fit with
current and future JH business
Mouldings
– Provide shapes to complement JH FC trim portfolio
Windows
– Develop non-FC technology as an entry vehicle into
NON–FC STRATEGIC PRIORITIES

fiber glass windows

JH BUSINESS IMPACT R&D Overview JH Business Impact Focus Capability

James Hardie®
Siding Products
7th ENGINEERED FOR CLIMATE®® HardieZone®
6th MODIFIED THICKNESS TECHNOLOGY
5th COLORPLUS® TECHNOLOGY
4th SURFACE ADHESION TECHNOLOGY
3rd SUBSTRATE COMPOSITION
2nd PRIMER ADDED
1st FIBER-CEMENT SUBSTRATE
THE JAMES HARDIE INNOVATION PATH
Product Generations
Generic Fiber-Cement
HZ5
HZ10
HZ5®
• Engineered for freezing, wet climates
HZ10®
• Engineered for climates with a combination of hot, humid or high precipitation conditions

JamesHardie

Delivered HardieZone ® Engineered for Climate ® Products 7 th Generation of FC products HARDIEZONE ® – ENGINEERED FOR CLIMATE ® 26

DURABILITY INDEX
120
100
80
60
40
20
0
20
40
60
100
BETTER
Generic Fiber Cement
HZ5

Hardie: 1000 Cycles
CFC #1: 200 Cycles
CFC #2: 200 Cycles
OSB Siding: 200 Cycles

JamesHardie

HZ5 ® siding performs 5x better than generic FC in system testing PRODUCT PERFORMANCE 27 Source: James Hardie Internal Research and Testing TIME

JH vs. COMPETITORS (OSB / Hardboard)

Like Hardboard, OSB siding is a wood based,
manufactured product that can experience similar
issues when exposed in external applications :
Source: James Hardie Internal Research and Testing
Termite Activity
Splitting
Fire
Mold Growth
Moisture Movement
JH OSB
1/16
1/4
0
1/16
1/8
3/16
1/4
5/16
JH OSB
Real World Movement
is 4X, Damp to Ambient
•
Fire
•
Splitting
•
Mold Growth
•
Termites
•
Significant Moisture Movement
•
Swelling

Minimal Damage

Complete Blowout

# of Solutions

JamesHardie

JH vs. COMPETITORS (CFC)

Competitive Fiber Cement Siding
Source: James Hardie Internal Research and Testing
JH
CFC
Nailing
Brittleness (Lower the Better)
Source: External  Code Compliance Reports (ICC-ES)
0
5
10
15
20
25
30
35
110 120 130 140 150 160 170 180 190 200
Wind Speed (mph)
# Blind Nail Solutions
(Exp. Cat D @ 30ft.)
HardiePlank® Siding
CFC #1
CFC #2
CFC #3
0
1
2
3
4
5
6
JH CFC #1 CFC #2 CFC #3
• Low quality raw materials
• More brittle, nailing damage
• Few approved wind load solutions
• High movement (moisture)
• Poor paint and primer adhesion

→

THERMAL EXPANSION
(LOWER THE BETTER)
1x
7x
JH SIDING
VINYL SIDING

Cracking → Impact damage

Mold

JamesHardie

JH vs. COMPETITORS (Vinyl)

Vinyl / PVC Siding
Source: James Hardie Internal Research and Testing
• Looks cheap
• Relatively durable but can melt even
from reflected light (low-e window)
• Very high thermal movement 7x
compared to JH
• Poor impact resistance

• OSB / Hardboard trim
• Poor paint adhesion
• Low resistance to mold
• High water absorption and swelling
• PVC trim
• High thermal expansion (7x)
• High movement / High gapping
• Low thermal stability / Yellowing
• Polyurethane composite trim
• High thermal expansion (3x)
• Low UV resistance (PU)
• Poor paint adhesion
JH vs. COMPETITORS (Trim)

Paint Adhesion –
OSB / Hardboard
Gapping -
PVC
Swelling – OSB /
Hardboard
Source: James Hardie Internal Research and Testing

Hyp. LD Additive A Usage (tons / Yr.)
Current LD Additive B + C Usage (tons / Yr.)
Current LD Additive A Usage (tons / Yr.)
USAGE Per YEAR, Tons
FY14
FY15
FY16
FY17
FY18
FY19
FY20

JamesHardie

By focusing on low density research, JH was able to reduce
the dependency on commercial additives to in-house
technology substitutes
LOW DENSITY ADDITIVES

This Enables:
• Lighter / Thicker products
• Cost – effective, Durable products
• Reliable supply of raw material

PRODUCT DEVELOPMENT

Other Products
• Trim extensions
• Shingle extensions
• High-end panel extensions
HardieReveal2.0™Panel
System
HardiePlank® Lap
Siding with Insulation
HardieTrim™ Mouldings
Artisan® V-Rustic
Siding

In summary, JH R&D has enabled
• Impact on product performance
• Product leadership compared to competitors
• Impact on raw materials and low density materials
• Product  and platform development
• Better innovation
STRONG JH BUSINESS IMPACT

SUMMARY R&D Overview JH Business Impact Focus Capability

KEY TAKEAWAYS
James Hardie R&D invests and functions towards:
Ensuring Product Performance
• JH products demonstrate superior durability compared to the competition
Maintaining Product Leadership
• Differentiated products are being created to enable future PDG vs.
wood and vinyl options
Enabling Platforms
• New platforms are being developed to enable future business growth

R&D FUTURE DELIVERABLES
Continue Research and Development of Key Technology Strategies
• Product Performance
• Raw Materials
• Low Density
Continue Investments of Key Platform Strategies
Continue to Deliver New Products
Aligned with Corporate Strategy
• Act as the technology pipeline for JH and
deliver key results towards
JH’s overall category and market share growth strategy

QUESTIONS R&D Overview JH Business Impact Focus Capability